SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Vivus Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

928551100
(CUSIP Number)

Neal K. Stearns, Esq.
First Manhattan Co.
437 Madison Avenue
New York, New York 10022
(212) 756-3300

With a copy to:
Marc Weingarten and David Rosewater
Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [X]

(Page 1 of 9 Pages)

______________________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 928551100	SCHEDULE 13D	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON First Manhattan Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 3,907,954 shares of Common Stock
	8	SHARED VOTING POWER 3,367,190 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 3,907,954 shares of Common Stock
	10	SHARED DISPOSITIVE POWER 3,367,190 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,275,144 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2%
14	TYPE OF REPORTING PERSON BD; IA; PN

CUSIP No. 928551100	SCHEDULE 13D	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON First BioMed Management Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,298,825 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,298,825 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,298,825 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.3%
14	TYPE OF REPORTING PERSON IA

CUSIP No. 928551100	SCHEDULE 13D	Page 4 of 9 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, $0.001 par value (the "Common Stock") of Vivus Inc., a Delaware corporation (the "Issuer").  The principal executive office of the Issuer is located at 1172 Castro Street, Mountain View, California 94040.

Item 2.	IDENTITY AND BACKGROUND

This Statement is being filed by First Manhattan Co., a New York limited partnership (“FMC”), and First BioMed Management Associates, LLC, a Delaware limited liability company (“FBMA” and together with FMC, the “Reporting Persons”), the business address of each of which is 437 Madison Avenue, New York, New York 10022. FMC is registered as a broker-dealer under the Securities Exchange Act of 1934 and as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole general partner of FMC is First Manhattan LLC (“FMLLC”), a New York limited liability company, whose business address is 437 Madison Avenue, New York, New York 10022. FBMA is registered as an investment adviser under the Investment Advisers Act of 1940, and its principal business is investment management. The sole managing members of FBMA are FMC and Samuel F. Colin (“Dr. Colin”). Dr. Colin is a Senior Managing Director and a limited partner of FMC and a managing member of FMLLC, and his principal business is acting as portfolio manager for the pooled investment vehicles listed in Item 5. His business address is 437 Madison Avenue, New York, New York 10022. During the five years preceding the filing of this Statement, none of the Reporting Persons, FMLLC or Dr. Colin has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it or any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares of Common Stock referred to in Item 5 (the “Shares”) were purchased by the entities listed therein for an aggregate consideration equal to $76,870,213.  The source of the funds used to acquire the Common Stock reported herein is the working capital of the pooled investment vehicles managed by FMC or FBMA and the available funds in the Accounts (as defined in Item 5).  An aggregate of 56,700 of such shares held by certain of the Accounts are held in commingled margin accounts, which may extend margin credit to such Accounts from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

CUSIP No. 928551100	SCHEDULE 13D	Page 5 of 9 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the shares of Common Stock of the Issuer for investment purposes because they believed the Shares represented an attractive investment opportunity.  Recently, the Reporting Persons have become concerned about the declining value of the shares of the Issuer and the strategic direction of its management.  In particular, the Reporting Persons have become more concerned about the Qsymia launch, the lack of revenue guidance from the Issuer as compared to analyst estimates, and management's repeated statements that it intends to follow its commercial partnering strategy of "renting" a second detail position on a large pharmaceutical sales force instead of a more traditional partnership structure.  As a result, the Reporting Persons have had discussions with the Issuer's management, and expect to continue to have similar discussions with management, the Board of Directors of the Issuer, other shareholders of the Issuer and other relevant parties, relating to the Issuer's business, operations, strategy, governance, future plans and related matters.

Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the shares of Common Stock, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons and the pooled investment accounts and Accounts they manage, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Stock or sell shares of Common Stock in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

CUSIP No. 928551100	SCHEDULE 13D	Page 6 of 9 Pages

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 7,275,144 shares of Common Stock, constituting approximately 7.2% of the Issuer's currently outstanding Common Stock.  The aggregate number and percentage of shares of Common Stock reported herein are based upon the 100,588,350 shares of Common Stock outstanding as of October 26, 2012, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2012, filed with the Securities and Exchange Commission on November 6, 2012.

FMC may be deemed to beneficially own an aggregate of 7,275,144 shares of Common Stock, or approximately 7.2% of the outstanding Common Stock,  which shares include (i) 2,362,700 shares of Common Stock, or approximately 2.3% of the outstanding Common Stock, directly held by First Health, L.P., First Health Limited and First Health Associates, L.P., pooled investment vehicles for which FMC acts as the investment advisor; (ii) 2,298,825 shares of Common Stock, or approximately 2.3% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor; and (iii) 2,613,619 shares of Common Stock, or approximately 2.6% of the outstanding Common Stock, held by (x) certain investment advisory accounts for which FMC acts as the investment advisor (the "Investment Accounts"), (y) discretionary brokerage accounts for which certain portfolio managers of FMC have discretionary authority (the "Brokerage Accounts"), and (z) accounts held and managed by partners and employees of FMC (the "Employee Accounts" and together with the Investment Accounts and Brokerage Accounts, the "Accounts").

FBMA may be deemed to beneficially own an aggregate of 2,298,825 shares of Common Stock, or approximately 2.3% of the outstanding Common Stock, which shares are directly held by First BioMed, L.P. and First BioMed Portfolio, L.P., pooled investment vehicles for which FBMA acts as the investment advisor.

(b)  FMC has sole voting power and sole dispositive power over the shares held for the accounts of First Health, L.P, First Health Limited, First Health Associates, L.P. and the Investment Accounts, by virtue of FMC’s role as the investment advisor to such entities and accounts, and accordingly FMC may be deemed to be a beneficial owner of such shares. FMC has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FMC's role as co-managing member of FBMA, the investment advisor to such entities, and accordingly FMC may be deemed to be a beneficial owner of such shares.  In addition, FMC has shared voting power and shared dispositive power over the shares held for the Brokerage Accounts and Employee Accounts, by virtue of the discretionary authority provided to its portfolio managers and partners and employees, respectively, with respect to such accounts, and accordingly FMC, together with its portfolio managers and partners, may be deemed to be beneficial owners of such shares.  FBMA has shared voting power and shared dispositive power over the shares held for the accounts of First BioMed, L.P. and First BioMed Portfolio, L.P. by virtue of FBMA's role as the investment advisor to such entities, and accordingly FBMA may be deemed to be a beneficial owner of such shares.

(c) Schedule A hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Shares effected during the past 60 days by the Reporting Persons.

(d) Other than clients of the Reporting Persons, no person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e) Not applicable.

CUSIP No. 928551100	SCHEDULE 13D	Page 7 of 9 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the joint filing agreement filed as an exhibit hereto , the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated January 18, 2013.

CUSIP No. 928551100	SCHEDULE 13D	Page 8 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  January 18, 2013

FIRST MANHATTAN CO. By FIRST MANHATTAN LLC, General Partner

By: /s/ Neal K. Stearns
Name: Neal K. Stearns
Title: Managing Member

FIRST BIOMED MANAGEMENT ASSOCIATES, LLC By FIRST MANHATTAN CO., Co-Managing Member By FIRST MANHATTAN LLC, General Partner
By: /s/ Neal K. Stearns
Name: Neal K. Stearns Title: Managing Member

CUSIP No. 928551100	SCHEDULE 13D	Page 9 of 9 Pages

Schedule A

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
11/16/2012	100	10.94
11/19/2012	150	10.46
11/23/2012	5,000	11.46
12/05/2012	400	11.17
12/06/2012	1,800	10.69
12/06/2012	1,800	10.70
12/06/2012	19,900	10.68
12/06/2012	1,000	10.72
12/06/2012	1,000	10.83
12/07/2012	300	10.99
12/10/2012	9,000	10.96
12/10/2012	175,000	10.95
12/14/2012	(5,100)	11.59
12/14/2012	5,100	11.57
12/14/2012	(744,386)	11.53
12/14/2012	140,332	11.55
12/17/2012	(1,000)	12.42
12/18/2012	(1,000)	13.17
12/20/2012	(2,000)	13.74
12/20/2012	(3,000)	13.75
12/20/2012	(6,267)	14.06
12/26/2012	2,000	13.29
12/31/2012	(200)	13.32
01/03/2013	30,000	13.20
01/04/2013	500	13.74
01/09/2013	1,000	14.45
01/15/2013	744,386	14.59